LRP Landesbank Rheinland-Pfalz

55098 Mainz
Tel (0 61 31) 13-01
Internet: www.lrp.de
E-Mail: LRP@LRP.de
BLZ 550 500 00

Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, DC 20549
USA

02042630

Ihr Gesprächspartner
Desmond Fennell

Ihre Zeichen	Telefon (0 61 31)	13-3314	Datum	3 July 2002
Unsere Zeichen	Telefax (0 61 31)	13-3630	E-Mail	desmond.fennell@lrp.de

LRP EUR 1.5 bn 5.00% Global Public Sector Pfandbriefe
Rule 12g3-2(b); File No. 82-4930

SUPPL

Dear Sirs,

Please find enclosed, the prospectus pursuant to § 38 Stock Exchange Admission Regulation for the admission of the following issue:

Issuer:	Landesbank Rheinland-Pfalz -Girozentrale-, Mainz
Type of Securities:	5.00% Global Public Sector Pfandbriefe (due 2007)
Nominal Amount:	EUR 1,500,000,000.--
Series:	596
German Securities Code/: ISIN	533 477 / DE0005334775

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

The issue is included in the official listing on the Frankfurt Stock Exchange. The prospectus was published in the "Börsen Zeitung" No. 111, on 13 June 2002.

Should you have any questions, please do not hesitate to contact us.

Landesbank Rheinland-Pfalz
- Girozentrale -

Frank Parensen   Desmond Fennell

SEC MAIL PROCESSING SECTION RECEIVED JUL 12 2002 WASH. D.C. 155

Encl.

dsf/ SEC Jumbo Brief.doc

Ende der Kirch-Gruppe mit weiteren Insolvenzen besiegelt

Taurus-Holding beim Amtsgericht – Wer hat Zugriff auf Springer-Paket? – Verwertung kann beginnen – Commerzbank offen für Partner

Börsen-Zeitung, 13.6.2002

wb/ste Frankfurt – Das Ende des Imperiums von Leo Kirch ist nun auch offiziell besiegelt. Nach KirchMedia und der Pay-TV-Gesellschaft haben jetzt die Taurus-Holding und die Beteiligungsgesellschaft samt der Formel-1-Tochter Insolvenz beantragt. Operativ haben die aktuellen Pleiten wenig Auswirkungen; doch hat Leo Kirch seinen Einfluss damit weitgehend verloren, und es lässt sich nach dem Zerfall des Imperiums besser Licht in den Dschungel bringen.

Die drei „Formel-1-Banken" wittern Chancen für eine profitable Verwertung der Beteiligung an dem Rennzirkus. Leo Kirch dürfte mit der Pleite der Beteiligungs-GmbH wieder der Zugriff auf das Paket am Axel Springer Verlag entzogen sein.

Das Amtsgericht München hat für die KirchBeteiligungs GmbH & Co KG und die Formel 1 Beteiligungs GmbH Rechtsanwalt Michael Jaffe als vorläufigen Insolvenzverwalter eingesetzt. Er ist auch bei KirchMedia tätig. Für die Dachgesellschaft Taurus ist Kurt Bruder bestellt, der für Beta Digital arbeitet. Bei KirchPayTV ist Josef Füchsl engagiert. KirchMedia und PayTV waren am 8. Mai zum Amtsgericht gegangen.

Murdoch zieht die Fäden

Das Schicksal von Taurus, einst die Schaltzentrale der Gruppe, war eigentlich besiegelt, als Rupert Murdoch über seine britische TV-Gesellschaft BSkyB im Mai eine Forderung von 1,7 Mrd. Euro geltend machte. Murdoch hatte die Option, sein 22%-Paket an Kirch Pay TV bei Erfolglosigkeit des Absenders Premiere im Oktober zurückzugeben und dafür seinen Kaufpreis samt Zinsen zurückzufordern. Die Forderung, die BSkyB wegen der Zahlungsunfähigkeit von Kirch Pay TV vorzeitig einlöste, richtete sich gegen Taurus, die komplett Kirchs Stiftung gehört (Grafik). Jetzt kann die Neuordnung des Kirch-Reichs, die Europas Medienlandschaft verändert, beginnen. Interessenten stehen offenbar Schlange.

Die BayernLB, die Kirch für das Formel-1-Engagement 1 Mrd. Dollar Kredit gegeben hatte – Lehman und JP Morgan legten dafür 600 Mill. Dollar heraus –, könnte schon bald bei der Rennsportveranstaltung als maßgeblicher Eigenkapitalgeber dabei sein. Dieser Kredit über 1,9 Mrd. Euro soll Ende Juni fällig werden. Die Banken kontrollieren nach früheren Angaben 75 % an der Formel 1. Die drei Adressen, die von Ex-Deutsche-Bank-Vorstand Thomas Fischer beraten werden, könnten sich im Einvernehmen mit Bernie Ecclestone über mehrere Jahre an der Holding SLEC beteiligen und diese später an die Börse führen. Die im Renngeschäft aktiven Autohersteller wollen behalten. Die BayernLB hatte früher den Wert der Formel 1 auf 4 Mrd. bis 5 Mrd. Euro beziffert. Die gesamten Kirch-Bankschulden nannte das Institut Anfang Mai mit 7,5 Mrd. Euro. Dazu kämen 6 Mrd. Euro Put-Optionen.

Während der Bezahlfernsehsender Premiere einen 100-Mill.-Euro-Überbrückungskredit von HypoVereinsbank und BayernLB noch nicht sicher hat, machte die Commerzbank am Tag der Insolvenzanträge für das Kirch-Kerngeschäft Hoffnung: Das Kreditinstitut will gemeinsam mit Konsortialpartnern die neue KirchMedia mit dem Film- und Sportrechtehandel und der 52%-Beteiligung an der Senderfamilie ProSiebenSat.1 Media übernehmen. KirchMedia soll in eine AG umgewandelt und auf ein späteres IPO vorbereitet werden. Wie ein Sprecher der Bank bestätigte, sei denkbar, dass sich als Konsortialpartner die Commerzbank und die Essener WAZ-Gruppe zu je 40 % und das US-Filmstudio Columbia Tristar mit 20 % beteiligen. Ob die WAZ-Gruppe einsteigt, die für KirchMedia die Rechtsform GmbH favorisiert, steht noch nicht fest. Die Commerzbank sei offen für andere Partner. In der Diskussion sind Bauer Verlag, Commerzbank-Aktionär WCM und die Einzelhandelsgruppe Rewe, die 5,7 % an der bisherigen KirchMedia hält.

Nach einer ersten Prüfung siedelt das Kreditinstitut den Wert der neuen KirchMedia zwischen 1,8 Mrd. und 2,5 Mrd. Euro an. Die Schulden beliefen sich auf mehr als 3 Mrd. Euro, heißt es. Diese sollen sich gegenüber Banken und Filmstudios auf jeweils 1,3 Mrd. Euro sowie gegenüber verbundenen Unternehmen auf ca. 500 Mill. Euro belaufen. Damit wären die Studio-Verbindlichkeiten wesentlich höher, als bisher geschätzt. Gläubigerbanken von KirchMedia sind neben der Commerzbank BayernLB, HypoVereinsbank und DZ-Bank. Die Due Diligence werde einige Wochen in Anspruch nehmen, sagte der Commerzbank-Sprecher. Eine Entscheidung über die Zukunft des ehemaligen Kerngeschäfts der insolventen Kirch-Gruppe wird die Gläubigerversammlung nach Einschätzung der Bank nicht vor Ende Juli treffen.

Börsengang möglich

Die Commerzbank will sich später von Anteilen an KirchMedia trennen. „Wir werden uns alle Optionen offen halten, sowohl was den Umfang der Reduzierung angeht als auch die verschiedenen Reduktionsmöglichkeiten", sagte der Sprecher. Denkbar sei ein Börsengang oder auch ein Verkauf an Interessenten.

Die Kirch-Gruppe

Beteiligungen (Auswahl) in Prozent



Außenstehende Investoren von Kirch-Media
Thomas Kirch 6,54
Rewe-Beteil. 5,71
Capital Research 2,93
FinInvest 2,48
Kingdom Hold. 2,48
Lehman Broth. 2,48
News Corp. (Murdoch) 2,48
Mediaset 2,28
Kirch-Unternehmensstiftung
100
Taurus-Holding
Insolvenz beantragt
Axel Springer Verlag
11,48
27,38
72,62
Kirch-Media
Rechtehandel
Taurus-Lizenz 100
Beta-Film 100
Junior TV 50
Epsilon 50
Fernsehen
DSF 100
ProSiebenSat1 Media 52,2
Sat1 100
Pro Sieben 100
Kabel 1 100
N24 100
Euvia Media 48,4
Telecinco 25
Produktion
Taurus-Prod. 100
Roxy Film 100
Sport
ISPR 100
KirchSport 100
BSkyB Germany (Murdoch)
Andere
69,75
22,03
8,22
Kirch-Pay-TV
Pay TV 100
BetaDigital 100
Kirch Bete
Speed Investment 77,68
Formel 1-Beteiligung
Axel Springer Verlag 40,33
Beta Technik 100

© Börsen-Zeitung — Quelle: Kirch-Gruppe, eigene Recherchen

TERMINE DES TAGES

Ergebnisse

- Remy Cointreau: Jahresbericht

Presse- und Analystenkonferenzen

- Mineralbrunnen Überkingen-Teinach: Bilanz-PK (11:00)

Hauptversammlungen

- Agrob (10:00)
- Allweiler (10:30)
- Brainforce Software
- CDV Software (10:30)
- CPU Softwarehouse (11:00)
- Deutsche Steinzeug (10:00)
- GfK (10:00)
- Glunz (10:30)
- Hamborner (11:00)
- Hawesko (11:00)
- Konrad Hornschuch (10:00)
- LPKF Laser & Electronics (10:00)
- Lycos Europe, Amsterdam
- Müller - die lila Logistik (10:00)
- Splendid Medien (11:00)

BZ-ONLINE

- Unter http://www.boersen-zeitung.com finden Sie einen Link zur Liveübertragung der Hauptversammlung von GfK.

Siebel sieht noch kein Licht

Börsen-Zeitung, 13.6.2002

bf Frankfurt – Die Aktien von Siebel Systems sind gestern im frühen US-Handel bei hohen Umsätzen um 15 % eingebrochen. Zuvor hatte CFO Ken Goldman auf einer Investoren-Konferenz das zweite Quartal als „mindestens so schwierig wie das erste" bezeichnet. Goldman Sachs revidierte daraufhin die Gewinnschätzung für 2002 auf 40 (45) Cent pro Aktie.

MANILA

„Reine Nervensache"

lis – Fraport verhandelt weiter mit der philippinischen Regierung

Bei Fraport kommen die Beteiligungen auf den Prüfstand

Effizienzprogramm „WM 2005" in den Startlöchern – Kein Interesse mehr an Anteil am Flughafen Rom

Börsen-Zeitung, 13.6.2002

lis Frankfurt – Der Flughafenbetreiber Fraport steht mit seinem Effi-

halb Europas wird ein Engagement teilweise durch überhöhte Preisvorstellungen erschwert. So bezeichnete

Die Fraport-Aktie

fen Hahn. Zwar wirft die Tochter noch keinen Profit ab, die „von Ryanair abgesicherten" Wachstumsraten

Fraport eigentlich die Eigentümerschaft an Immobilien im bisherigen Ausmaß, um erfolgreich zu sein?",

kursordnung können gegen oder durch Anstalten des öffentlichen Rechts keine Insolvenzverfahren oder gesellschaftsrechtlichen Neuordnungen durchgeführt werden. In Folge dessen kann die Bank ausschließlich in Übereinstimmung mit ihrer Satzung und dem Sparkassengesetz des Landes Rheinland-Pfalz, nach Erfüllung all ihrer Verbindlichkeiten und Verpflichtungen gegenüber Dritten, aufgelöst werden.

Am 8. Mai 2001 hat die Europäische Kommission die Deutsche Bundesregierung zur Unterbreitung von Vorschlägen aufgefordert, die Gewährträgerhaftung und Anstaltslast in Einklang mit den Beihilfevorschriften des EU-Vertrages bringen sollen. Die Deutsche Bundesregierung wurde aufgefordert, entsprechende Vorschläge bis Ende September 2001 zu unterbreiten:

Am 17. Juli 2001 haben sich der EU Kommissar Mario Monti und eine Delegation von Vertretern der Bundesrepublik Deutschland unter Führung des Staatssekretärs im Bundesministerium der Finanzen sowohl auf die Schlüsselpunkte der von der Bundesrepublik Deutschland zu implementierenden Maßnahmen, als auch auf den Prozess und den zeitlichen Ablauf ihrer Umsetzung, einschließlich der Vereinbarung von Übergangsfristen verständigt. Insbesondere wurden folgende Grundsätze vereinbart:

- Die Gewährträgerhaftung wird abgeschafft.
- Die Anstaltslast in ihrer derzeitigen Form wird durch eine marktwirtschaftliche Eigentümerbeziehung zwischen dem Finanzinstitut und dem (den) jeweiligen Eigentümer(n) ersetzt, so wie sie zwischen einem privaten Anteilseigner und einer Gesellschaft mit beschränkter Haftung oder Aktiengesellschaften üblich ist.
- Die öffentlichen Kreditinstitute werden den *gleichen Regeln für den Insolvenzfall wie private Kreditinstitute unterworfen*, ihre Gläubiger werden somit in ihrer Position denen privater Kreditinstitute gleichgestellt.
- Verbindlichkeiten, die am 18. Juli 2001, dem Tag der Annahme der Empfehlung der EU-Kommission vom 8. Mai 2001, bestehen, sind bis zum Ende ihrer Laufzeit von der Gewährträgerhaftung gedeckt. Die Entscheidung der EU-Kommission, die ihre Empfehlung vom 8. Mai 2001 ergänzen wird, sieht eine Übergangszeit vor, die bis zum 18. Juli 2005 dauern wird und während derselben das System der Anstaltslast und Gewährträgerhaftung in ihrer gegenwärtigen Form aufrechterhalten bleiben kann. Mit Ende dieser Übergangszeit wird jede bis dahin bestehende und nach dem 18. Juli 2001 begründete Verbindlichkeit weiterhin von der Gewährträgerhaftung gedeckt sein unter der Bedingung, dass *ihre Laufzeit nicht über* den 31. Dezember 2015 hinausgeht.

Am 28. Februar 2002 haben der EU Kommissar Mario Monti und eine Delegation von Vertretern der Bundesrepublik Deutschland unter Führung des Staatssekretärs im Bundesministerium der Finanzen Schlussfolgerungen über Anstaltslast und Gewährträgerhaftung betreffend die Verständigung über Landesbanken und Sparkassen vom 17. Juli 2001 vereinbart.

Unter anderem wurde folgendes festgelegt: „Grandfathering" der Gewährträgerhaftung

Die folgenden Bestimmungen haben im Gesetzestext und entsprechende Erklärungen in den Gesetzesbegründungen zu erscheinen:

- Die Träger der Sparkassen und der ... Landesbank am 18. Juli 2005 haften für die Erfüllung sämtlicher zu diesem Zeitpunkt bestehenden Verbindlichkeiten des jeweiligen Instituts.
- Für solche Verbindlichkeiten, die bis zum 18. Juli 2001 vereinbart waren, gilt dies zeitlich unbegrenzt; für danach bis zum 18. Juli 2005 vereinbarte Verbindlichkeiten nur, wenn deren Laufzeit nicht über den 31. Dezember 2015 hinausgeht.
- Die Träger werden ihren Verpflichtungen aus der Gewährträgerhaftung gegenüber den Gläubigern der bis zum 18. Juli 2005 vereinbarten Verbindlichkeiten umgehend nachkommen, sobald sie bei deren Fälligkeit ordnungsgemäß und schriftlich festgestellt haben, dass die Gläubiger dieser Verbindlichkeiten aus dem Vermögen des Instituts nicht befriedigt werden können.
- Verpflichtungen der ... Landesbank oder Sparkassen aufgrund eigener Gewährträgerhaftung oder vergleichbarer Haftungszusage oder einer durch die Mitgliedschaft in einem Sparkassenverband als Gewährträger vermittelten Haftung sind vereinbart und fällig im Sinne von Satz 1 bis 3 in dem gleichen Zeitpunkt wie die durch eine solche Haftung gesicherte Verbindlichkeit.
- Mehrere Träger haften als Gesamtschuldner, im Innenverhältnis entsprechend ihren Kapitalanteilen [oder: gemäß der Regelung in der Satzung des Instituts].

Die deutsche Delegation hat zugesichert, dass die notwendigen rechtlichen Maßnahmen spätestens zum 31. Dezember 2002 durch die jeweiligen Gesetzgebungsorgane verabschiedet sein werden.

Die Zulassungsstelle der Frankfurter Wertpapierbörse hat die vorgenannten Wertpapiere zum Börsenhandel mit amtlicher Notierung an der Frankfurter Wertpapierbörse zugelassen.

Mainz, im Juni 2002

LANDESBANK RHEINLAND-PFALZ
Girozentrale · Mainz

HIGH YIELD EUR BOND	EUR	0,79		7.877,29
CONVERTIBLE BOND	EUR	0,03		275,61

VON ERNST GLOBAL PORTFOLIO SICAV

Allianz Aktiengesellschaft
München

Allianz

– Wertpapier-Kenn-Nummern 840 400/840 405 –

Dividendenbekanntmachung und Bekanntmachung über die Ausschüttung auf das Genussscheinkapital

Die ordentliche Hauptversammlung unserer Gesellschaft hat am 12. Juni 2002 beschlossen, auf jede gewinnberechtigte Stückaktie eine Dividende von Euro 1,50 auszuschütten.

Die Dividende wird unter Abzug von 20% Kapitalertragsteuer und 5,5% Solidaritätszuschlag auf die einbehaltene Kapitalertragsteuer (insgesamt 21,1%) ausbezahlt.

Die Genussscheininhaber erhalten gemäß § 2 der Genussscheinbedingungen für das Geschäftsjahr 2001 eine Ausschüttung von Euro 3,60 je Genussschein im Nennbetrag von Euro 5,12. Die Auszahlung an die Genussscheininhaber erfolgt unter Abzug von 25% Kapitalertragsteuer und 5,5% Solidaritätszuschlag auf die einbehaltene Kapitalertragsteuer (insgesamt 26,38%).

Die Dividende und die Ausschüttung an die Genussscheininhaber wird ab 13. Juni 2002 gegen Einreichung des Gewinnanteilscheines Nr. 7 bzw. gegen Vorlage des Ausschüttungsanteilscheines Nr. 23 bei sämtlichen Niederlassungen der folgenden Kreditinstitute gezahlt:

In Deutschland:

Dresdner Bank AG
Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
BHF-BANK AG
Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
Deutsche Girozentrale – Deutsche Kommunalbank –
Hauck & Aufhäuser Privatbankiers KGaA
HSBC Trinkaus & Burkhardt KGaA
MERCK FINCK & CO PRIVATBANKIERS
B. Metzler seel. Sohn & Co. KGaA
Sal. Oppenheim jr. & Cie. KGaA
M.M. Warburg & CO KGaA
Marcard, Stein & Co.

In der Schweiz:

UBS AG
Credit Suisse First Boston
Dresdner Bank (Schweiz) AG
Deutsche Bank (Schweiz) AG

In Frankreich ist die Crédit Lyonnais mit der Auszahlung der Dividende an die Depotbanken beauftragt.

Die Auszahlung der Dividende für Aktien und der Ausschüttung für Genussscheine, die sich in der Girosammelverwahrung befinden, erfolgt direkt auf die bei den einzelnen Depotbanken geführten Konten der Aktionäre oder der Genussscheininhaber.

Hinweis für in Deutschland unbeschränkt steuerpflichtige Aktionäre/Genussscheininhaber:

Die einbehaltene Kapitalertragsteuer kann im Rahmen der Veranlagung zur deutschen Einkommen- oder Körperschaftsteuer auf die festgesetzte Steuer angerechnet werden. Der einbehaltene Solidaritätszuschlag ist auf den festgesetzten Solidaritätszuschlag anrechenbar. *Eine Steuergutschrift ist mit der Ausschüttung auf die Aktien und auf die* Genussscheine nicht verbunden.

Der Abzug der Kapitalertragsteuer und des Solidaritätszuschlages entfällt bei solchen Aktionären und Genussscheininhabern, die ihrer Depotbank eine sogenannte Nichtveranlagungsbescheinigung vorgelegt haben. Gleiches gilt bei Vorlage eines sog. Freistellungsauftrages mit ausreichendem Freistellungsvolumen.

Die Dividende wird bei in Deutschland zu veranlagenden Aktionären erstmals nach den neuen Vorschriften des Körperschaft- und Einkommensteuergesetzes (sogenanntes Halbeinkünfteverfahren) besteuert. Bei Genussscheinen hingegen ist die steuerliche Behandlung im Vergleich zum Vorjahr in Deutschland unverändert geblieben.

München, im Juni 2002

Allianz Aktiengesellschaft

Der Vorstand

lis – Fraport verhandelt weiter mit der philippinischen Regierung über die Vertragsbedingungen für das Terminal in Manila. Mittlerweile zeichnet sich ab, dass der einen „Sieg“ davonträgt, der den längeren Atem hat. „Das ist reine Nervensache“, sagt Finanzvorstand Johannes Endler im Gespräch mit der Börsen-Zeitung. Schleppen sich die Verhandlungen weiter hin, droht ein Baustopp, da aus Frankfurt kein Geld mehr fließt – anvisierter Eröffnungstermin ist der 26. November. Bis sechs Wochen nach der Eröffnung tue sich aktuell eine Finanzierungslücke von 150 Mill. Dollar auf. Bisher ist Fraport mit 375 Mill. Dollar engagiert. Sollte der „worst case“ eintreten und Fraport das Projekt nicht fortsetzen, droht die komplette Abschreibung des Engagements. Allerdings gibt es laut Endler ein Investitionsschutzabkommen mit der Bundesregierung – allerdings ist ungewiss, mit welchen Mitteln Fraport hier gegebenenfalls rechnen könnte.

(Börsen-Zeitung, 13.6.2002)

lis Frankfurt – Der Flughafenbetreiber Fraport steht mit seinem Effizienz- und Restrukturierungsprogramm „WM 2005“ in den Startlöchern. Am Montag soll der Vorstand von Finanzvorstand Johannes Endler umfassend über das Projekt informiert werden, bis spätestens Ende Juli werden Details bekannt gegeben. Derweil hat Fraport die Pläne, sich an Aeroporti di Roma zu beteiligen, aufgegeben.

Fraport sei an einer Beteiligung von 10% interessiert gewesen, erklärte Endler am Rande einer Kapitalmarktkonferenz der BW Bank in Frankfurt. Die mit dem Verkauf beauftragte Mediobanca sollte aber seinen Angaben zufolge das Gesamtpaket von 44%, das die Beteiligungsgesellschaft Leonardo abstoßen will, veräußern. Dagegen haben die Frankfurter ein Angebot für die Flughafengesellschaft von Florenz (AdF) abgegeben. Insgesamt sind noch sechs Kandidaten um die 29%, die von der AdF abgegeben werden, im Rennen.

Italien sei derzeit in Europa der attraktivste ausländische Markt für Fraport, sagt der Finanzvorstand. Außerteilweise durch überhöhte Preisvorstellungen erschwert. So bezeichnete Endler die Angebote für eine Beteiligung in Sydney – wo Fraport schon vor längerer Zeit abgewunken hat (vgl. BZ vom 19.9.2001) – und in Mexiko schlichtweg als „zu teuer“.

Für 2002 bleibt Endler bei der Prognose, beim Ebitda auf Vorjahresniveau zu landen. Grund für die verhaltene Einschätzung ist auch das Verhalten des wichtigsten Kunden Lufthansa, der bisher keine detaillierte Schätzung für 2002 abgegeben hat. Endler erwartet, dass im dritten Quartal beim Verkehrsvolumen wieder Vorjahreswert erreicht wird. Schätzungen, die für 2003 von einem um bis zu 8% steigenden Passagieraufkommen ausgehen, hält er für realistisch.

Obwohl sich der Fraport-Manager noch nicht zu den Details von „WM 2005“ äußern möchte, steht bereits fest, dass auch das Beteiligungsportfolio auf den Prüfstand kommt. Besonders im Visier hat Endler dabei „nichtstrategische und nichtwerthaltige Beteiligungen“. Zu Letzteren gehören die 20%, die die Frankfurter am Flughafen Hannover halten. Nachdem die Expo dem Airport nicht die erhofften Impulse brachte und die Ereignisse des 11. September die Krise noch verschärften, hat Fraport wenig Freude an der Tochter. 2001 mussten auf das Engagement außerplanmäßige Abschreibungen von 12 Mill. Euro vorgenommen werden.

Die Fraport-Aktie


seit 11.06.01
in Euro
36
34
32
30
28
26
24
22
20
Xetra-Handel
J J A S O N D J F M A M J

Kurs 16 Uhr (Vortag)	26,00 (25,90) Euro
52-Wochenhoch/-tief	34,90/17,80 Euro
KGV 2004 (11.06.)	11,4

© Börsen-Zeitung — Quelle: Reuters

Viel Freude hat Fraport dagegen an der 75%-Beteiligung am Flughanoch keinen Profit ab, die „von Ryanair abgesicherten“ Wachstumsraten für die Fluggastzahlen geben aber laut Endler Grund zum Optimismus. Im letzten Jahr wurden 300 000 Passagiere verzeichnet, 2002 sollen es 1,2 Millionen und 2003 bereits 2,4 Millionen sein. „Jetzt muss es darum gehen, das Non-Aviation-Geschäft auszubauen.“ Das Gesamtengagement – Kaufpreis, Verluste und Investitionen – bezifferte Endler seit dem Einstieg der Frankfurter 1996 bis 2006 auf 250 Mill. Euro.

Immobilienbesitz im Visier

Ziel der rund 150 Einzelprojekte von „WM 2005“ ist es, bis 2005 „maßgeblich die Werthaltigkeit des Konzerns zu steigern“, betont Endler. Unter anderem gehe es darum, dass in allen Geschäftsfeldern mindestens die Kapitalkosten verdient werden, die der Finanzvorstand für den Konzern auf 10,4% beziffert. Der Umsatzträger Aviation sei hier defizitär, nennt Endler ein Beispiel.

Die Überlegungen zur Effizienzsteigerung machen auch vor größeren Umwälzungen nicht halt. „Braucht schaft an Immobilien im bisherigen Ausmaß, um erfolgreich zu sein?“, fragt sich der Finanzvorstand in diesem Zusammenhang. Die hohe Kapitalbindung erschwere gerade in Krisenzeiten ein schnelles Handeln. Endler verwies in diesem Zusammenhang auf den amerikanischen Markt, wo die Flughafengesellschaften meist lediglich das Grundstück und die Landebahn besitzen.

Unter die Lupe genommen werden auch die Personalkosten, die aktuell 45% der Umsätze aufzehren. Betriebsbedingte Kündigungen will Endler zwar vermeiden, es gebe durchaus „intelligente Modelle wie beispielsweise bei VW“, um die Ausgaben in den Griff zu bekommen.

Welche Ergebnisverbesserung letztlich mit dem Programm bis 2005 erreicht werden kann, soll erst in den kommenden Wochen mitgeteilt werden. Endler sieht aber ein Potential, das „in Relation“ mit den Zielmarken des Konzernprogramms „D-Check“ der Lufthansa vergleichbar ist. Die Fluggesellschaft hat sich bis 2004 eine Cash-flow-Verbesserung von 1 Mrd. Euro auf die Fahnen geschrieben.

In dieser Ausgabe

BASF rechnet mit deutlich höherem Ergebnis

Kley: Auftragseingang weiterhin gut – Sondererträge aus Aktienverkäufen auch in den nächsten Quartalen

Börsen-Zeitung, 13.6.2002

swa Frankfurt – Der BASF-Konzern verzeichnet weiterhin eine lebhafte Entwicklung beim Auftragseingang. Der Orderfluss im Mai sei gut gewesen, erläuterte Finanzvorstand Max Dietrich Kley auf einer Investorenkonferenz der BW-Bank in Frankfurt. Mit Hilfe von Kostensenkungen will der Ludwigshafener Chemiekonzern beim Ergebnis 2002 deutlich über dem Vorjahreswert landen.

Nachdem der BASF-Konzern im ersten Quartal positive Sondereinflüsse von 114 Mill. Euro im Finanzergebnis ausgewiesen hat, seien weitere Beträge aus Wertpapierverkäufen auch in den nächsten Quartalen abzusehen. Nach den Worten von Kley dürften in jedem Dreimonatszeitraum Einmalerträge anfallen, wobei sich möglicherweise die für das zweite Quartal geplanten ins dritte verschieben könnten. Zum Hintergrund hieß es, die BASF habe vor einiger Zeit zur Vorbereitung einer damals erstrebten Übernahme eines Pharmaunternehmens vorab eine Aktienposition aufgebaut. Später habe sich herausgestellt, dass dieser Deal nur als feindliche Übernahme zu handhaben gewesen wäre. Der Aktienkurs dieses Zielunternehmens sei erfreulich gestiegen, und BASF werde diese Titel nun langsam wieder verkaufen.

Für die Ertragsentwicklung bekräftigte Kley das Ziel, im laufenden Jahr Kostensenkungen von rund 670 Mill. Euro zu realisieren. Darin enthalten sind 250 Mill. Euro Synergien aus der Integration des von American Home Products übernommenen Pflanzenschutzgeschäfts. Das größte Optimierungspotenzial gebe es an den US-Standorten. Mit Hilfe dieser Einsparungen soll das Konzernergebnis 2002 deutlich über dem des Jahres 2001 ankommen. Im Geschäftsjahr 2003 will der Konzern dann das volle Einsparvolumen von 1 Mrd. Euro erreichen.

Schwieriges Marktumfeld

Ob der anhaltend gute Auftragseingang in der Chemie bereits auf eine Belebung der Nachfrage hinweise oder lediglich auf einen Lageraufbau, vermochte Kley nicht zu sagen. Der Konzern sei noch vorsichtig, was das zweite Halbjahr angehe. Zunächst müsse der Sommer abgewartet werden. Die BASF bezeichne das Marktumfeld immer noch als schwierig angesichts schwacher Nachfrage bei den Endverbrauchern, schwankender Ölpreise und der politischen Risiken. Die Kapazitätsauslastung im Konzern liege derzeit bei weit über 80%, ergänzte Kley. Bei den Crackern würden sogar 100% erreicht. Dies sei eine gute Sache, und hier werde auch Geld verdient. Knappheitserscheinungen gebe es bei Kunststoffen, so dass es in dem Geschäft die Möglichkeit für Preiserhöhungen gebe. Weiteren Preisdruck spüre der Konzern indes bei Dispersionen. Der BASF werde es helfen, dass die Naphtha-Preise derzeit deutlich sinken.

Die BASF-Aktie


in Euro
55
50
45
40
35
30
Xetra-Handel
J F M A M J J A S O N D J F M A M J

Kurs 16 Uhr (Vortag)	45,81 (46,15) Euro
52-Wochenhoch/-tief	49,83/28,36 Euro
KGV 2004 (11.06.)	14,6

© Börsen-Zeitung — Quelle: Reuters

Ermutigende Signale

Zum Öl- und Gasgeschäft erklärte Kley, da der Ölpreis den einstigen Planwert der BASF (17 Dollar) deutlich übersteige, dürfte der Konzern im gesamten Jahr in der Sparte ein um 300 bis 350 Mill. Euro höheres Ergebnis erreichen als geplant. Der Ertrag im zweiten Quartal werde etwa auf Höhe der ersten drei Monate ankommen. Entwarnung gibt es offenbar in Argentinien: Kley bezeichnete es als ermutigend, dass die BASF in dem Land im Öl- und Gasgeschäft beim Ergebnis vor Steuern in den ersten fünf Monaten einen Wert erzielt habe, den die Gesellschaft in der vorsichtigen Schätzung erst für das ganze Jahr erwartet habe.

Die im Geschäftsjahr 2002 im Konzern geplanten Investitionen von 2,2 Mrd. Euro werde die BASF nach den Worten von Kley sicher erreichen.

▸ Wertberichtigt Seite 8

Rule 12g3-2(b)
File No. 82-4930

Prospekt
gemäß § 38 Börsenzulassungsverordnung
über die Zulassung nachstehender
Emissionen der Landesbank Rheinland-Pfalz
– Girozentrale –, Mainz,
zum Börsenhandel mit amtlicher Notierung
an der Frankfurter Wertpapierbörse

LRP Landesbank Rheinland-Pfalz

Girozentrale

Große Bleiche 54–56
55098 Mainz
Telefon (0 61 31) 13-01

Betrag		Gattung	WKN/ ISIN	Zinstermin und erster Kupon	Zinslauf-beginn	Fällig-keit	Bereits eingeführte Beträge
EUR 1.500.000.000,–	5,00 %	Globale Öffentliche Pfandbriefe Serie 596 von 2002 (2007)	533 477/ DE0005334775	24.05. gzj. 24.05.2003	24.05.2002	24.05.2007	–,–

Die Wertpapiere sind aufgrund der Beschlüsse der zuständigen Organe begeben worden.

Die Wertpapiere sind durch ein internationales Konsortium unter der Führung von Merrill Lynch International Ltd., Salomon Brothers International Ltd. und Westdeutsche Landesbank Girozentrale sowie Landesbank Rheinland-Pfalz – Girozentrale –, Bayerische Hypo- und Vereinsbank AG, Credit Commerciale de France, Deutsche Bank AG, DGZ•DekaBank Deutsche Kommunalbank, Dresdner Bank AG, Landesbank Baden-Württemberg und UBS AG aufgelegt worden.

Die Wertpapiere sind in einer Sammelurkunde (die „CBF-Globalurkunde") verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, („CBF") hinterlegt worden ist. Die CBF-Globalurkunde lautet auf den Inhaber und verbrieft die Pfandbriefe, die für Finanzinstitute verwahrt werden, die ein Konto bei CBF unterhalten, einschließlich solcher Pfandbriefe, die über Clearstream International S.A., Luxemburg („CBL") oder Euroclear Bank S.A./N.V. als Betreiber des Euroclear Systems („Euroclear") verwahrt werden. Die kleinste handelbare Einheit beträgt EURO 1.000,– oder ein Mehrfaches davon. Einzelurkunden werden während der Laufzeit dieser Wertpapiere nicht ausgedruckt; ein Umtausch in solche ist daher ausgeschlossen. Die Käufer erhalten Miteigentumsanteile an dieser Sammelurkunde in Höhe der gekauften Beträge.

Übertragungen von Globalen Öffentlichen Pfandbriefen zwischen CBF-, CBL- und Euroclear-Teilnehmern erfolgen nach dem für diese Zwecke bestimmten Verfahren.

Die Wertpapiere sind zur Girosammelverwahrung zugelassen und für Gläubiger und Schuldner unkündbar.

Die Wertpapiere wurden gemäß des Gesetzes über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten (öPG) emittiert. Als Sicherheit für Kapital und Erträge aus den Globalen Öffentlichen Pfandbriefen haften die in das Deckungsregister der Bank eingetragenen Wertpapiere, Darlehen und Ersatzwerte sowie gegebenenfalls die Bank mit ihrem sonstigen Vermögen. Darüber hinaus haften die Gewährträger der Bank.

Die Wertpapiere sind mündelsicher und deckungsstockfähig.

Es findet die Zinsberechnungsmethode actual/actual nach ISMA-Methode 251 Anwendung.

Die Zinszahlungen und sonstigen Leistungen werden durch die Clearstream Banking AG bzw. die depotführenden Kreditinstitute vorgenommen.

Die Rückzahlung erfolgt bei Fälligkeit zum Nennwert. Die Verzinsung endet mit dem Ablauf des dem Fälligkeitstag vorhergehenden Tages, das gilt auch dann, wenn die Leistung nach § 193 BGB bewirkt wird.

Es gilt deutsches Recht. Erfüllungsort für alle Leistungen aus den Wertpapieren der Bank ist Mainz. Gerichtsstand für alle Rechtsstreitigkeiten ist Frankfurt am Main.

Der Erlös aus dem Verkauf der Wertpapiere dient zur Refinanzierung des Kommunal-Kreditgeschäftes sowie von sonstigen Aktivgeschäften.

Sämtliche Einzelheiten zu den Globalen Öffentlichen Pfandbriefen (u.a. Globalurkunde und Details zu Verwahrung, Übertragungen, Zahlungen, Steuern) sind aus den Anleihebedingungen der Globalurkunde ersichtlich, die kostenlos bei der Emittentin erhältlich sind.

Der letzte Geschäftsbericht (per 31.12.2001) liegt am Sitz der Bank zur Einsichtnahme und Aushändigung bereit.

Die Landesbank Rheinland-Pfalz – Girozentrale – (die „Bank") ist eine rechtsfähige Anstalt des öffentlichen Rechts mit Sitz in Mainz. Die gemeinschaftlichen Eigentümer der *Landesbank Rheinland-Pfalz – Girozentrale – sind der Sparkassen- und Giroverband Rheinland-Pfalz (SGV) zu 50%, die* Westdeutsche Landesbank Girozentrale zu 37,5 % und die Landesbank Baden-Württemberg zu 12,5 % (zusammen die „Eigentümer").

Die Eigentümer haften für alle Verbindlichkeiten der Bank: Aufgrund der Gewährträgerhaftung, die für die Bank in § 26 (2) und (3) des Sparkassengesetzes des Landes Rheinland-Pfalz festgeschrieben ist, haften die Eigentümer gesamtschuldnerisch und unbeschränkt für alle Verbindlichkeiten, die seit 4. Juli 1994 durch die Bank eingegangen werden. Bis zum 4. Juli 1994 wurden die Gewährträgerhaftung und die Anstaltslast gemeinschaftlich durch das Land Rheinland-Pfalz und den SGV wahrgenommen. Für alle Verbindlichkeiten der Bank, die vor dem 4. Juli 1994 eingegangen wurden, haften das Land Rheinland-Pfalz und der SGV im Rahmen der Gewährträgerhaftung unverändert weiter.

Darüber hinaus sind die Eigentümer verpflichtet sicherzustellen, dass die Bank ihren Verbindlichkeiten jederzeit nachkommen kann (Anstaltslast). Die Anstaltslast ist eine rechtliche Verpflichtung, aufgrund derer die Eigentümer verpflichtet sind, die Bank funktionsfähig zu halten und im Falle finanzieller Schwierigkeiten durch Zuführung liquider Mittel oder in sonstiger geeigneter Weise in die Lage zu versetzen, ihre fälligen Verbindlichkeiten fristgerecht zu erfüllen. Die Anstaltslast ist keine formale Garantie der Eigentümer für die Verbindlichkeiten der Bank. Gläubiger der Bank können hieraus keinen direkten Anspruch gegen die Eigentümer geltend machen.

Die durch die Gewährträgerhaftung begründeten Verpflichtungen sowie die wirtschaftlichen Auswirkungen der Anstaltslast können für ausstehende Verbindlichkeiten gemäß deutschem Verfassungsrecht nach Inkrafttreten dieser Verbindlichkeiten nicht rückwirkend durch Rechtsakt oder sonstige Maßnahmen beseitigt werden (Rückwirkungsverbot). Das Rückwirkungsverbot gilt auch unter EU-Recht.

Gemäß Artikel 1 Nr. 2 des Landesgesetzes über die Konkursfähigkeit juristischer Personen des öffentlichen Rechts in Verbindung mit Abschnitt 8 (a) des Landesgesetzes zur Ausführung der Zivilprozessordnung, des Gesetzes über die Zwangsversteigerung und die Zwangsverwaltung und der Konkursordnung können gegen oder durch Anstalten des öffentlichen Rechts keine Insolvenzverfahren oder gesellschaftsrechtlichen Neuordnungen

---

DÜRR

Dürr Aktiengesellschaft,
Stuttgart
Wertpapier-Kenn-Nr. 556 520
ISIN DE 0005565204

Dividendenbekanntmachung

Die ordentliche Hauptversammlung unserer Gesellschaft hat am 12. Juni 2002 für das Geschäftsjahr 2001 die Ausschüttung einer Dividende von 1,10 Euro je Stückaktie auf *das Grundkapital von 36.603.392,00 Euro, eingeteilt in* 14.298.200 Stückaktien, beschlossen.

Die Dividende wird unter Abzug von 20 % Kapitalertragsteuer zuzüglich des hierauf entfallenden Solidaritätszuschlags von 5,5% gegen Einreichung des Gewinnanteilscheins Nummer 13 ab sofort bei einer der nachstehend genannten Zahlstellen ausgezahlt:

Deutsche Bank AG
Landesbank Baden-Württemberg
Baden-Württembergische Bank AG
Commerzbank AG
Dresdner Bank AG
MM Warburg

Die Ausschüttung erfolgt bei unbeschränkt steuerpflichtigen natürlichen Personen nach dem Halbeinkünfteverfahren. Dies bedeutet, die Ausschüttung ist mit dem *halben Betrag in der Einkommensteuererklärung anzusetzen.* Bei Kapitalgesellschaften dagegen bleibt die Ausschüttung steuerfrei. Ein Körperschaftsteuer-Minderungsbetrag nach § 37 KStG ist hierin nicht enthalten. Die Kapitalertragsteuer und der Solidaritätszuschlag werden bei unbeschränkt steuerpflichtigen natürlichen Personen in voller Höhe auf die Einkommensteuer angerechnet.

Vom Abzug der Kapitalertragsteuer und des Solidaritätszuschlags wird abgesehen, wenn ein unbeschränkt steuerpflichtiger Aktionär dem depotführenden Kreditinstitut eine Nichtveranlagungsbescheinigung seines Wohnsitzfinanzamtes eingereicht hat. Entsprechendes gilt, sofern der Aktionär seiner Depotbank einen Freistellungsauftrag erteilt und das in diesem Auftrag genannte Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Stuttgart, 13. Juni 2002

Der Vorstand

VON ERNST GLOBAL PORTFOLIO

SICAV
11, rue Aldringen, Luxembourg
R.C. Luxembourg N° B 30.176

Endgültige Veröffentlichung gemäß § 17 Auslandsinvestment Gesetz/Steuerliche Hinweise für deutsche Anleger.

Ausschüttungsgleiche Erträge per 31.12.01				
Teilfonds	Währung	Thesaurierungs-aktien	Ausschüttungs-aktien	Institutional-aktien
GLOBAL EQUITY	USD	-0,18		
SWISS FRANC BONDS	CHF	0,25		
SWISS FRANC SHORT TERM	CHF	0,29		
USD SHORT TERM	USD	0,55		
GLOBAL BOND	USD	0,44	0,00	
VB STERLING FIXED INTEREST	GBP	0,61	0,00	
NORTH AMERICAN EQUITY	USD	-0,14		
GLOBAL MANAGED	EUR	0,17	0,16	
UK EQUITY	GBP	0,23	0,23	2.269,91
UK SMALLER COMPANIES EQUITY	GBP	0,31	0,31	3.088,88
US SMALLER COMPANIES EQUITY	USD	-0,23	-0,23	-2279,95
JAPANESE EQUITY	JPY	-4,00	-4,00	-42.475,00
EUROPEAN EQUITY	EUR	-0,02	-0,02	-231,91
PACIFIC BASIN EQUITY	USD	0,12	0,12	1.249,23
EURO SHORT TERM	EUR	0,22	0,00	2.150,00
SWISS EQUITY	CHF	0,03	0,03	315,42
EUROPEAN FIXED INTER	EUR	0,27	0,00	2.698,47
HIGH YIELD EUR BOND	EUR	0,79		7.877,29

Rule 12g3-2(b)
File No. 82-4930

LANDESBANK RHEINLAND-PFALZ

Girozentrale Mainz

prospectus according to § 38 Stock Exchange Admission Regulation for the admission of the following securities issue of Landesbank Rheinland-Pfalz - Girozentrale -, Mainz, to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung)

amount	type of securities	German securities number	interest date + first coupon	start of interest	due date	amounts already listed
EUR 1,500,000,000.--	5.00 % Global Public Sector Pfandbriefe series 596 (2007)	533 477	May. 24 ann. + May. 24, 2003	May 24, 2002	May. 24, 2007	-,--

Start of trading at the stock exchange for the issue was June 14, 2002.

For the legally non-binding English translation of the wording published please see next page.

The securities were launched according to the approvals of the governing bodies.

The securities were underwritten and sold by an international syndicate led by Merrill Lynch International Ltd., Salomon Brothers International Ltd. und Westdeutsche Landesbank Girozentrale as well as Landesbank Rheinland-Pfalz Girozentrale, Bayerische Hypo- und Vereinsbank AG, Credit Commerciale de France, Deutsche Bank AG, DGZ - Dekabank -Deutsche Kommunalbank-, Dresdner Bank AG, Landesbank Baden-Württemberg and UBS AG.

The securities are represented by a permanent global certificate (the „CBF Global Certificate"), which has been deposited with Clearstream Banking AG, Frankfurt am Main („CBF"). The CBF Global Certificate is issued in bearer form and represents the Pfandbriefe kept in custody for financial institutions that are accountholders of CBF, including such Pfandbriefe which are held through Clearstream International S.A. („CBL") or Euroclear Bank S.A./N.V. as operator of the Euroclear System („Euroclear"), The smallest trading unit is EURO 1,000.00 or a multiple thereof. Definitive certificates representing individual Pfandbriefe will not be issued during the lifetime of these securities, an exchange in such definitive certificates, is therefore excluded. The purchasers acquire co-ownership in the CBF Global Certificate equal to the amount of the Pfandbriefe purchased.

Transfers of Global Public Sector Pfandbriefe between CBF, CBL and Euroclear participants shall be effected in accordance with the procedures established for this purpose.

The securities are admitted for collective deposit („Girosammelverwahrung") and are not subject to early redemption at the option of the holders or at the option of the issuer.

The securities were issued pursuant to the German Act concerning Pfandbriefe and Similar Debt Obligations of Public Law Credit Institutions (Gesetz über die Pfandbriefe und verwandten Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten, the "German Pfandbrief Act"). Payment of principal and interest from the Global Public Sector Pfandbriefe are secured by the securities, loans and other assets listed in the appropriate register maintained by the bank, and if necessary, by the bank´s other assets. In addition the guarantors of the bank are liable („Guarantee Obligation" and „Maintenance Obligation").

The securities are gilt-edged („mündelsicher" according to § 1807 BGB („Bürgerliches Gesetzbuch")) and eligible to serve as insurance reserve.

Interest will be calculated on the actual/actual basis according to ISMA-method 251. Interest payments and other services will be performed by Clearstream Banking AG or by the banks as the custodians of the Pfandbriefholders.

Repayment will take place at maturity in the full principal amount of the Pfandbriefe. Interest is paid until but not including the maturity date, which is also true even if § 193 BGB („Bürgerliches Gesetzbuch") applies. In this case payment will take place on the following business day.

The Pfandbriefe are governed by German law. The place of performance for all obligations resulting from the bank´s securities is Mainz. Place of jurisdiction for all legal proceedings is Frankfurt am Main.

The proceeds from the sale of Pfandbriefe serve to refinance municipal loan transactions as well as other lending businesses.

All details concerning the Global Public Sector Pfandbriefe (e.g. Global Certificate and details about custody, transfers, payments) can be found in the terms and conditions of the Global Certificate which is available cost-free at the issuer.

The last published annual financial statements (Dec. 31, 2001) can be viewed and obtained at the bank´s headquarters.

Landesbank Rheinland-Pfalz – Girozentrale – (the "Bank") is an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and has its headquarters in Mainz. It is jointly owned by the Sparkassen- und Giroverband (Savings Bank Association) of Rheinland-Pfalz (the SGV) (50 per cent.), Westdeutsche Landesbank Girozentrale (37.5 per cent.) and Landesbank Baden-Württemberg (12.5 per cent.) (together the "Owners").

The Owners guarantee all obligations of the Bank. Pursuant to a guarantee obligation (Gewährträgerhaftung, the "Guarantee Obligation") which in the case of the Bank is set forth in Section 26(2) and (3) of the Rheinland-Pfalz Savings Banks Act, the Owners are jointly and severally liable without restriction for all obligations of the Bank created as from 4th July, 1994. Prior to 4th July, 1994, the Guarantee Obligation and the Maintenance Obligation were maintained jointly by the State and the SGV.

The State and the SGV will continue to be liable under the Guarantee Obligation to obligations of the Bank as far as they have been created before 4th July, 1994.

In addition to the Guarantee Obligation, the Owners are responsible for ensuring that the Bank can meet its obligations at all times. This maintenance obligation (Anstaltslast, the "Maintenance Obligation") is a legal liability that requires the Owners to keep the Bank in a position to perform its functions and to enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to perform its obligations when due. The Maintenance Obligation does not constitute a formal guarantee of the Bank's obligations by the Owners and does not give creditors of the Bank a direct claim against any of the owners.

Under German constitutional law the liabilities under the Guaranty Obligation and the economic effect of the Maintenance Obligation for outstanding obligations cannot be abrogated with retroactive effect by any event or legislative action occurring after the incurrence of such obligations (prohibition of ex-post-facto-laws). The prohibition of ex-post-facto-laws also applies under EU law.

Pursuant to Article 1 No. 2 of the Rheinland-Pfalz Law concerning Disability of Bankruptcy of Legal Entities under Public Law (Landesgesetz über die Konkursfähigkeit juristischer Personen des öffentlichen Rechts) in connection with Section 8(a) of the Rheinland-Pfalz Law concerning the implementation of the Code of Civil Procedure of the Enforced Sales Law (including enforced sale and receivership) and of the Bankruptcy Code (Landesgesetz zur Ausführung der Zivilprozeßordnung, des Gesetzes über die Zwangsversteigerung und die Zwangsverwaltung und der Konkursordnung), public law institutions (Anstalten des öffentlichen Rechts) are not subject to bankruptcy proceedings for liquidation or reorganisation cannot be instituted by or against the Bank. The Bank can only be dissolved in accordance with its Statutes and the Rheinland-Pfalz Savings Bank Act after fulfilment of all of its debts and liabilities to third parties.

On 8th May, 2001, the European Commission made proposals requesting the German Government to take measures in order to make *Gewährträgerhaftung* ("Guarantee Obligation") and *Anstaltslast* ("Maintenance Obligation") compatible with the state aid rules of the EU Treaty. The German Government was requested to submit by the end of September 2001 its proposals for such measures.

On 17th July, 2001, the European Commissioner Mario Monti and a delegation of German officials headed by a German Finance Secretary reached an understanding as to the key aspects of measures to be implemented by Germany as well as to the process and timing of their implementation, including transitional arrangements. Specifically, the following principles were agreed:

- The concept of Guarantee Obligation will be abolished.
- The concept of Maintenance Obligation will be replaced by a form of relationship between the relevant financial institution and its respective owner(s) more akin to a commonly used corporate structure.
- The public credit institutions shall be subject to the same insolvency rules as private credit institutions, putting their creditors in the same position as creditors of private credit institutions.
- Liabilities existing at 18th July, 2001, the date of acceptance by the German authorities of the Commission's recommendation of 8th May, 2001, will continue to be covered by the Guarantee Obligation until their maturity. The decision amending the Commission's decision of 8th May, 2001, will contain a transitional period which will last until 18th July, 2005, during which the Maintenance Obligation and the Guarantee Obligation can be maintained in their present form. As of the final date of this transitional period any liability existing by then and created after 18th July, 2001, will continue to be covered by the Guarantee Obligation under the condition that its maturity does not go beyond 31st December, 2015.

On 28th February, 2002, European Commissioner Mario Monti met again with a delegation of German officials headed by a German Finance Secretary and reached an agreement regarding the implementation of the understanding on the German system of State guarantees for public law credit institutions from 17 July, 2001.

Among others, the following has been agreed:

- Grandfathering of Gewährträgerhaftung

  The following provisions are to be put into the legal text, corresponding explanations are to be provided in the recitals:

  "The owners of the savings banks and the ... Landesbank at 18.7.2005 are responsible for the honouring of all liabilities of the respective institution existing at this date.

  For the liabilities agreed by 18.7.2001 this applies without time limits; for those agreed afterwards until 18.7.2005, this applies only if their maturity does not go beyond 31.12.2015.

  The owners will immediately honour their obligations from Gewährträgerhaftung vis-à-vis the creditors of liabilities agreed until 18.7.2005 as soon as they have stated, when these liabilities come due, in due manner and in writing that the creditors of these liabilities cannot be satisfied out of the assets of the institution.

  Liabilities of the ... Landesbank or savings banks from their own Gewährträgerhaftung or of comparable responsibilities or those resulting from membership in a savings banks association are founded and come due in the sense of sentences 1 and 2 at the same time as a liability secured by such responsibility.

  Several owners are collectively responsible, in their internal relationships according to their shares [or: according to the provisions in the by-law of the institution.]"

The German authorities have undertaken to ensure that all legislation at federal and state level necessary to implement these measures will be submitted to the respective parliaments and that all such legislation will be adopted before the end of 2002.

The admission office of the Frankfurt Stock Exchange has admitted the securities described above to be included in the official listing at the Frankfurt Stock Exchange (amtliche Notierung).

Mainz, June 2002

LANDESBANK RHEINLAND-PFALZ
Girozentrale Mainz